Exhibit 99.2

GREAT PANTHER SILVER LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2017 and 2016

Expressed in US Dollars

Draft dated:

Feb 20, 2018

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GREAT PANTHER SILVER LIMITED

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Great Panther Silver Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Silver Limited and all related financial information contained in the Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They include certain amounts that are based on estimates and judgments of management. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO 2013"), the Internal Control-Integrated Framework. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report. The Audit Committee recommends to the Board of Directors the independent auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2017, based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO 2013"). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2017, as stated in their report which appears herein.

/s/ James M. Bannantine	/s/ Jim A. Zadra

Chief Executive Officer	Chief Financial Officer
February 22, 2018	February 22, 2018

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Great Panther Silver Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Great Panther Silver Limited (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Entity’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

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An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

KPMG LLP (signed)

We are uncertain as to the year we or our predecessor firms began serving consecutively as the auditor of the Company's financial statements; however, we are aware that we have been Great Panther Silver Limited's auditor consecutively since at least 1997.

Vancouver, Canada

February 22, 2018

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Great Panther Silver Limited

Opinion on Internal Control Over Financial Reporting

We have audited Great Panther Silver Limited’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Consolidated Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”), and our report dated February 22, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled Management’s Statement of Responsibility for Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Vancouver, Canada

February 22, 2018

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

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GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of US dollars)

As at December 31, 2017 and 2016

	December 31,	December 31,
	2017	2016
ASSETS

Current assets:
Cash and cash equivalents	$36,797	$41,642
Short-term deposits	20,091	15,020
Trade and other receivables (note 5)	14,780	10,178
Inventories (note 6(a))	5,294	5,744
Reimbursement rights (note 9)	4,446	–
Other current assets	401	529
	81,809	73,113
Restricted cash (note 8(b))	1,234	–
Inventories – non-current (note 6(b))	1,580	–
Reimbursement rights (note 9)	6,588	–
Mineral properties, plant and equipment (note 7)	14,966	14,118
Exploration and evaluation assets (note 8)	15,633	2,112
Deferred tax assets (note 15)	70	98
	$121,880	$89,441

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables and accrued liabilities (note 10)	$11,313	$6,017
Derivative liabilities (note 11)	85	536
Reclamation and remediation provision (note 12)	4,446	–
	15,844	6,553
Reclamation and remediation provision (note 12)	22,965	3,466
Deferred tax liability (note 15)	1,930	2,134
	40,739	12,153

Shareholders’ equity:
Share capital (note 13)	130,201	128,485
Reserves	18,962	18,115
Deficit	(68,022)	(69,312)
	81,141	77,288

	$121,880	$89,441

The accompanying notes are an integral part of these consolidated financial statements.

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GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

	2017	2016
Revenue (note 23)	$63,746	$61,881
Cost of sales
Production costs	41,752	34,153
Amortization and depletion	3,878	5,436
Share-based compensation	427	270
	46,057	39,859
Mine operating earnings	17,689	22,022

Administrative expenses	6,818	4,959
Amortization and depletion	76	140
Share-based compensation	928	714
General and administrative expenses	7,822	5,813

Exploration and evaluation expenses	7,475	4,339
Mine development costs	1,991	1,746
Share-based compensation	58	42
Exploration, evaluation and development expenses	9,524	6,127

Impairment (note 8(a))	–	1,679

Interest income	808	225
Finance costs	(171)	(76)
Accretion	(791)	(23)
Foreign exchange gain (loss)	2,292	(11,135)
Other income (expense)	275	(3)
Finance and other income (expense)	2,413	(11,012)

Income (loss) before income taxes	2,756	(2,609)

Income tax expense (note 15)	1,466	1,509

Net income (loss) for the year	$1,290	$(4,118)

Earnings (loss) per share (note 14)
Basic and diluted	$0.01	$(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

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GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

	2017	2016

Net income (loss) for the year	$1,290	$(4,118)

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net (loss) income:
Foreign currency translation	(11)	5,452
Change in fair value of available-for-sale financial assets, net of tax	(6)	(3)
	(17)	5,449

Total comprehensive income for the year	$1,273	$1,331

The accompanying notes are an integral part of these consolidated financial statements.

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GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

	Share capital		Reserves
	Number of common shares (000's)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Retained earnings (deficit)	Total shareholder's equity
Balance at January 1, 2016	141,713	$96,268	$10,953	$(2,248)	$(172)	$8,533	$(65,194)	$39,607
Financings (note 13(b))	22,186	29,086	3,998	–	–	3,998	–	33,084
Share options exercised	3,039	3,131	(891)	–	–	(891)	–	2,240
Share-based compensation	–	–	1,026	–	–	1,026	–	1,026
Comprehensive income (loss)	–	–	–	5,452	(3)	5,449	(4,118)	1,331
Balance at December 31, 2016	166,938	$128,485	$15,086	$3,204	$(175)	$18,115	$(69,312)	$77,288

Balance at January 1, 2017	166,938	$128,485	$15,086	$3,204	$(175)	$18,115	$(69,312)	$77,288
Share options exercised	1,445	1,716	(549)	–	–	(549)	–	1,167
Share-based compensation	–	–	1,413	–	–	1,413	–	1,413
Comprehensive income (loss)	–	–	–	(11)	(6)	(17)	1,290	1,273
Balance at December 31, 2017	168,383	$130,201	$15,950	$3,193	$(181)	$18,962	$(68,022)	$81,141

The accompanying notes are an integral part of these consolidated financial statements.

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GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US dollars)

For the years ended December 31, 2017 and 2016

	2017	2016
Net income (loss) for the year	$1,290	$(4,118)
Items not involving cash:
Amortization and depletion	3,954	5,576
Impairment charges (note 8)	–	1,679
Unrealized foreign exchange loss (gain)	(159)	10,692
Income tax expense	1,466	1,509
Share-based compensation	1,413	1,026
Other non-cash items (note 22)	(39)	(306)
	7,925	16,058
Interest received	631	142
Income taxes paid	(2,187)	(225)
	6,369	15,975
Changes in non-cash working capital:
Trade and other receivables	(3,688)	(2,285)
Inventories	355	(94)
Other current assets	135	215
Trade payables and accrued liabilities	2,532	(179)
Net cash provided by operating activities	5,703	13,632

Investments in short-term deposits	(5,071)	(15,020)
Additions to mineral properties, plant and equipment	(5,265)	(4,695)
Cash received upon acquisition of Coricancha (note 8(b))	105	–
Proceeds from disposal of plant and equipment	186	–
Cash restricted for Coricancha environmental bond (note 8(b))	(1,234)	–
Net cash used in investing activities	(11,279)	(19,715)

Proceeds from exercise of share options	1,207	2,240
Proceeds from financings, net of expenses (note 13(b))	–	33,084
Net cash from financing activities	1,207	35,324

Effect of foreign currency translation on cash and cash equivalents	(476)	(1,284)

Increase (decrease) in cash and cash equivalents	(4,845)	27,957
Cash and cash equivalents, beginning of year	41,642	13,685
Cash and cash equivalents, end of year	$36,797	$41,642

Supplemental cash flow information (note 22)

The accompanying notes are an integral part of these consolidated financial statements.

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GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

1.	NATURE OF OPERATIONS

Great Panther Silver Limited (the “Company”) is a public company which is listed on the Toronto Stock Exchange and on the NYSE American and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 – 200 Granville Street, Vancouver, BC.

The Company’s current activities focus on the mining of precious metals from its operating mines in Mexico, as well as the acquisition, exploration and development of mineral properties within the Americas. The Company wholly owns two producing mining operations: the Topia Mine and the Guanajuato Mine Complex (“GMC”). The GMC comprises the Company’s Guanajuato Mine, San Ignacio Mine, the Cata processing plant, and the associated infrastructure.

On June 30, 2017, the Company acquired the Coricancha Mine Complex (“Coricancha”) located in the Central Andes of Peru (note 8(b)).

The Company also has mineral property interests in the exploration stage: the El Horcon, Santa Rosa and Plomo projects located in Mexico, and the Argosy project located in the Red Lake Mining District in Northwestern Ontario, Canada.

2.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared by management of the Company in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). On February 22, 2018, the Company's Board of Directors approved these financial statements for issuance.

3.	SIGNIFICANT ACCOUNTING POLICIES

The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements. On July 1, 2016, the Company's functional currency changed from Canadian dollars to United States dollars (note 3(c)).

(a)	Basis of consolidation

These financial statements include the accounts of the Company. All material intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and has the ability to affect those returns through its power over the investee.

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GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

Great Panther Silver Limited is the ultimate parent entity of the group. At December 31, 2017, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Location	Ownership	Principal Activity
Mineral Mexicana el Rosario S.A. de C.V.	Mexico	100%	Mining company
Metálicos de Durango S.A. de C.V.	Mexico	100%	Mining services company
Minera de Villa Seca S.A. de C.V.	Mexico	100%	Mining services company
Coboro Minerales de México S.A. de C.V.	Mexico	100%	Exploration company
Great Panther Coricancha S.A.	Peru	100%	Exploration company
Great Panther Silver Peru S.A.C.	Peru	100%	Exploration company
Cangold Peru S.A.C.	Peru	100%	Exploration company
Great Panther Finance Canada Limited	Canada	100%	Financing company
Cangold Limited	Canada	100%	Exploration company
GP Finance International s.a.r.l.	Luxembourg	100%	Financing company

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for the following items in the statement of financial position:

•	Derivative financial instruments are measured at fair value;

•	Financial instruments at fair value through profit or loss are measured at fair value; and

•	Available-for-sale financial assets are measured at fair value.

(c)	Foreign currency translation

On July 1, 2016 (the “Effective Date”), management reassessed the functional currencies of the Company and its subsidiaries. As a result of a change in underlying transactions, events and conditions, including US dollar denominated financings undertaken by the Company, the functional currency of the Canadian parent company changed from the Canadian dollar to the US dollar and certain subsidiaries changed from the Mexican peso and Peruvian sol to the US dollar. The functional currency of two of the Company’s Mexican subsidiaries remains the Mexican peso. The presentation currency of the Company was also changed from the Canadian dollar (or “C$”) to the US dollar effective July 1, 2016.

The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the US dollar at the foreign exchange rates prevailing on July 1, 2016, specifically, 1.3052 Canadian dollars per US dollar; 18.555 Mexican pesos per US dollar; and 0.3030 Peruvian soles per US dollar.

Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income.

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GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

Translation of subsidiary results into the presentation currency

The operating results and statements of financial position of the Company’s subsidiaries which have a functional currency that differs from the Company’s presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

•	Income and expenses for each statement of comprehensive income are translated at average exchange rates, unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions; and

•	All resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income as part of the gain or loss on sale.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Transaction costs are expensed when incurred. Cash and cash equivalents are designated as loans and receivables.

(e)	Inventories

Inventories consist of:

•	Ore stockpiles and concentrate inventories which are stated at the lower of weighted average cost and net realizable value. Costs include production costs and amortization and depletion directly attributable to the inventory production process. Net realizable value is the expected selling price for the finished product less the costs to put the product into saleable form and delivery to the selling location.

•	Materials and supplies inventory, which includes the cost of consumables used in operations are stated at the lower of weighted average cost and replacement cost which approximates net realizable value. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used over more than one period, if they can only be used in connection with an item of property, plant and equipment.

•	Silver bullion coins and bars are recorded at lower of cost and net realizable value.

(f)	Mineral properties, plant and equipment

Mineral properties

Mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines whether the following conditions have been met: there is a probable future benefit that will contribute to future cash inflows; the Company can obtain the benefit and control access to it; and the transaction or event giving rise to the benefit has already occurred.

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GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

In the event that the Company does not have sufficient evidence to support the probability of generating positive economic returns in the future, mine development costs are expensed to profit or loss. The Company has historically expensed mine development costs for the San Ignacio Mine. In September 2015, the Company commenced expensing mine development costs for the Guanajuato Mine when the published Measured and Indicated Resources for the Guanajuato Mine represented less than twelve months of remaining production. Mine development costs incurred at the GMC includes expenditure associated with accessing mineral resources and gaining further information regarding the ore body, whether by means of ramp development, drilling or sampling.

Producing mineral properties acquired through business acquisitions are recognized at fair value on the acquisition date. Where applicable, the estimated cost of mine reclamation and remediation for the property is included in the cost of mineral properties.

Plant and equipment

Plant and equipment is originally recorded at cost at the time of construction, purchase, or acquisition, and is subsequently measured at cost less accumulated amortization and impairment. Cost includes all costs required to bring the plant and equipment into a condition and location where it is capable of operating according to its intended use.

Costs incurred for major overhaul of existing equipment or infrastructure are capitalized as plant and equipment and are subject to amortization once they are commissioned. Costs associated with routine maintenance and repairs are charged to operations as incurred.

Amortization and depletion

Plant and equipment is amortized using the straight-line method over the shorter of remaining life of the mine or the remaining useful life of the asset. All other equipment, buildings and furniture and fixtures which do not relate directly to the mining operations are amortized over the useful life of the asset. Land is not amortized.

The following amortization rates are used by the Company for plant, equipment, buildings and furniture and fixtures which do not relate specifically to mining activities:

Computer	straight line over estimated useful life of 3 years

Furniture	straight line over estimated useful life of 5 years

Office	straight line over estimated useful life of 5 years

Software	straight line over estimated useful life of 3 years

Leasehold improvements	straight line over term of the lease

When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in profit or loss.

(g)	Exploration and evaluation assets

Exploration properties

Exploration properties represent properties for which the Company has not yet performed sufficient exploration work to determine whether significant mineralization exists. Exploration properties are carried at the cost of acquisition and included in exploration and evaluation assets. Exploration expenditures incurred on such properties are expensed as incurred as exploration expenditures in profit or loss. Examples of exploration expenditures that are expensed under this policy include topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; and sampling. The Company considers its Coricancha, Santa Rosa, El Horcon, Plomo and Argosy projects to be in this category as at December 31, 2017, and consequently, expenses all costs associated with these projects as they are incurred.

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GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

Evaluation properties

Evaluation properties represent properties for which the Company has identified a mineral resource of such quantity and grade or quality that it has reasonable prospects for economic extraction. A mineral resource is considered to have reasonable prospects for economic extraction when the Company has sufficient information to determine that extraction is viable and feasible at expected long-term metal prices. Expenditures made in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource are capitalized and included in exploration and evaluation assets. Evaluation expenditures include the costs of drilling, sampling and other costs related to defining and delineating the mineral deposit.

When the technical feasibility and commercial viability of the extraction of mineral resources associated with the Company’s evaluation properties are demonstrable and management has made a decision to proceed with development, the capitalized costs associated with evaluation assets are reclassified from exploration and evaluation assets to mineral properties. They are tested for impairment at that time.

Amortization and depletion

Exploration and evaluation assets are not subject to depletion or amortization, but rather are tested for impairment when circumstances indicate that the carrying value may not be recoverable.

(h)	Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and are recognized on a straight-line basis in the Company’s statement of comprehensive income.

(i)	Impairment of non-financial assets

Exploration and evaluation assets are tested for impairment when circumstances indicate that the carrying value may not be recoverable. When facts and circumstances suggest that the carrying amount of an asset exceeds its recoverable amount, the Company performs an impairment test by comparing the recoverable amount to the carrying amount of the relevant exploration and evaluation property. When the carrying value exceeds the recoverable amount of the relevant exploration and evaluation property, an impairment charge is recorded and the property is written down to its recoverable amount. In addition, exploration and evaluation assets are tested for impairment at the date they are transferred to mineral properties, plant and equipment.

The Company’s mineral properties, plant and equipment are reviewed for any indication of impairment at each financial reporting date or at any time if an indicator of impairment is considered to exist. If any such indicators exist, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and the asset’s value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in net income or loss for the period, and the carrying value of the asset on the statement of financial position is reduced to its recoverable amount. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral properties is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, discounted by an appropriate pre-tax discount rate to arrive at a net present value.

16

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal. Value in use is determined by applying assumptions specific to the Company’s continued use which includes future development. As such, these assumptions may differ from those used in calculating fair value.

In testing for indicators of impairment and performing impairment calculations, assets are grouped into cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. The estimates of future discounted cash flows are subject to risks and uncertainties including estimated production, grades, recoveries, future metals prices, discount rates, exchange rates and operating costs.

Non-financial assets other than goodwill that have suffered an impairment are evaluated for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not been recorded.

(j)	Share-based compensation

Equity-settled share-based compensation arrangements such as the Company’s stock option plan, restricted share unit plan, and deferred share unit plan are measured at fair value at the date of grant and recorded within equity. The fair value at grant date of all share-based compensation is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders’ equity. The amount recognized as an expense is adjusted to reflect share options forfeited. The Company estimates the fair value of share options granted using the Black-Scholes option pricing model.

(k)	Revenue recognition

The Company recognizes revenue from the sale of concentrates when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer, and the amount of revenue can be reliably measured. Revenue is based on market metal prices and mineral content. Revenue is recorded net of treatment and refining costs paid to counterparties under the terms of the relevant sales arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in the market metal prices result in an embedded derivative in the related trade accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value recorded as a component of revenue.

(l)	Reclamation and remediation provisions

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the cost of future reclamation and remediation as a liability when: the Company has a legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reasonable estimate of the obligation can be made. The liability is measured initially by discounting expected costs to the net present value using pre-tax rates and risk assumptions specific to the liability. The resulting cost is capitalized to the carrying value of the related assets, or expensed to profit or loss where there is no carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to the statement of comprehensive income as finance cost. Any change in the amount or timing of the underlying cash flows is adjusted to the carrying value of the liability, with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties or exploration, evaluation and development expenses. Any amount charged to the carrying value of assets is depreciated over the remaining life of the relevant assets.

17

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental disturbance, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates. The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its expected reclamation and remediation costs may have changed. Any such changes in costs could materially impact the future amounts recorded as reclamation and remediation provision.

(m)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term deposits, marketable securities, trade and other receivables, trade and other payables, as well as derivative instruments. These financial instruments are classified as either financial assets at fair value through profit or loss, available-for-sale, held-to-maturity, loans and receivables, financial liabilities at fair value through profit or loss or financial liabilities at amortized cost. Management determines their classification at initial recognition.

Transaction costs are expensed as incurred for financial instruments measured at fair value. The effective interest rate method of amortization is used for any transaction costs for financial instruments measured at amortized cost, which includes loans and receivables and financial liabilities at amortized cost.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any other financial asset categories. The Company’s marketable securities are recorded at fair value. Changes in fair value, other than impairment losses, are recognized in other comprehensive income (loss) and presented in the fair value reserve in shareholders’ equity. When the financial assets are sold or an impairment write-down is required, losses accumulated in the fair value reserve recognized in shareholders’ equity are included in profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s cash and cash equivalents, guaranteed investment certificates classified within short-term deposits, and trade and other receivables are classified as loans and receivables and are initially measured at fair value and subsequently measured at amortized cost less any impairment.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is classified as held for trading in the near future or is designated as such upon initial recognition. The Company’s derivative liabilities are classified as fair value through profit or loss. They are initially and subsequently recorded at fair value and changes in fair value are recognized in profit or loss. In the case of cash flow hedge transactions that qualify for hedge accounting treatment, gains and losses are recognized in other comprehensive income if the transactions are designated as hedges for accounting purposes.

Financial liabilities at amortized cost

Financial liabilities at amortized cost are non-derivative financial liabilities that are not classified as financial liabilities at fair value through profit or loss. The Company’s trade and other payables are classified as financial liabilities at amortized cost and are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method.

18

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

Derivative financial instruments

All derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently remeasured at their fair value at each reporting date. Any changes in fair value are recognized in profit or loss.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. The Company’s accounts receivable in respect of unsettled shipments are considered to contain embedded derivatives which are adjusted to their fair value at the end of each month. Any changes in fair value are recognized in profit or loss.

Impairment of financial instruments

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

•	For available-for-sale financial assets, an impairment loss is established when there is a significant or prolonged decline in fair value of the investment or when there is objective evidence that the carrying amount of the investment may not be recovered. The amount of the impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Any amounts related to that asset are removed from losses accumulated in the fair value reserve recognized in shareholders’ equity and are included in profit or loss. Reversals in respect of available-for-sale financial assets are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in other comprehensive income until the assets are disposed of.

•	For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable may be impaired. The amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against profit or loss.

(n)	Income taxes

Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantially enacted at the reporting date.

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is included in net income in the period in which the change is substantively enacted. The amount of deferred tax assets recognized is limited to the amount that is, in management’s estimation, probable that future taxable profits will be available against which the asset can be utilized.

19

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

Deferred tax assets and liabilities are offset (i) when there is a legally enforceable right to set off current tax assets against current tax liabilities, (ii) when they relate to income taxes levied by the same taxation authority, and (iii) the Company intends to settle its current tax assets and liabilities on a net basis.

(o)	Earnings per share

Earnings per share is calculated based on the weighted average number of shares outstanding during the period. The Company follows the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price during the period. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed in a manner similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from restricted and deferred stock units and the assumed exercise of share options and warrants, if dilutive.

(p)	Segment reporting

The Company has identified operating segments based on the internal reports that are reviewed and used by the Chief Executive Officer and the executive management team (the chief operating decision maker – “CODM”) in assessing performance and in determining allocation of resources. The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures such as net property, plant and equipment, as well as operating results. All operating segments’ operating results are reviewed regularly by the Company’s senior management to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Company has determined operating segments based on this information.

Segment results that are reported to senior management include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are comprised mainly of corporate office expenses.

(q)	Accounting standards issued and adopted

The Company has not adopted any significant new accounting standards during the year ended December 31, 2017.

(r)	Accounting standards issued but not yet adopted

IFRS 15 «Revenue from Contracts with Customers»

In May 2014, the IASB issued a new IFRS 15 «Revenue from Contracts with Customers» (“IFRS 15”). The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. In September 2015, the IASB deferred the effective date of the standard to annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company has completed its preliminary assessment of IFRS 15 and believes that it will not have a significant impact on the recognition or measurement of the Company’s revenue from customers. However, the standard will result in additional disclosures and presentation categories in the Company’s consolidated financial statements.

20

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

IFRS 9 «Financial Instruments»

In July 2014, the IASB issued the final version of IFRS 9 «Financial Instruments» (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39 «Financial Instruments: Recognition and Measurement», and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. New disclosure requirements are also required. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company has completed its preliminary assessment and believes that the adoption of IFRS 9 will result in changes to the classification of certain financial assets but will not change the classification of any financial liabilities. The Company does not anticipate any material changes in the carrying values of the Company’s financial instruments as a result of the adoption of IFRS 9.

IFRS 16 «Leases»

In January 2016, the IASB issued IFRS 16 «Leases», which replaces IAS 17 «Leases». For lessees applying IFRS 16, a single recognition and measurement model for leases will apply, with recognition as assets and liabilities required for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. This standard is required to be adopted either retrospectively or using a modified retrospective approach. The Company is currently evaluating the impact of this new standard on its financial statements.

(s)	Comparative figures

Certain comparative figures have been classified to conform to the presentation adopted for the years ended December 31, 2017 and 2016.

•	To provide more detailed information, "accretion" has been presented as a separate component of "finance income and other items" because accretion has become a more significant amount in 2017.

•	To decrease immaterial disaggregation, "intangible assets", which are primarily software and related implementation costs, have been combined with "mineral properties, plant, and equipment".

Consolidated statements of income and loss
Year ended December 31, 2016

Intangible assets, as previously presented	$22
Aggregate immaterial presentation to mineral properties, plant and equipment	(22)
Intangible assets	$–

21

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

Consolidated statements of income and loss
Year ended December 31, 2016

Mineral properties, plant and equipment, as previously presented	$14,096
Aggregate immaterial presentation from intangible assets	22
Mineral properties, plant and equipment	$14,118

Finance costs, as previously presented	$99
Amounts reallocated to accretion	(23)
Finance costs	$76

Accretion, as previously presented	$–
Amounts reallocated from finance costs	23
Accretion	$23

There has been no effect on profit or loss, earnings per share, total assets, or total liabilities, for any of the periods presented as a result of these changes.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The Company has identified the following areas where significant estimates, assumptions and judgments are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company reported in future periods.

(a)	Resource estimation

The accuracy of resource estimates is a function of the quantity and quality of available data and assumptions made and judgments used in the geological and engineering interpretation, and may be subject to revision based on various factors. Changes in resource estimates may impact the carrying value of mineral property, plant and equipment, the calculation of amortization and depletion, the capitalization of mine development costs, and the timing of cash flows related to reclamation and remediation provision.

(b)	Useful lives of mineral properties, plant and equipment

The Company's mineral properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company's plant and equipment are amortized over the shorter of the estimated useful remaining life of the mine, and their estimated useful lives.

22

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property. The estimated remaining life of the producing mineral property is used to calculate amortization and depletion expense, assess impairment charges and the carrying values of assets, and for forecasting the timing of the payment of reclamation and remediation costs.

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the resources, estimates of production from areas not included in the National Instrument 43-101 (“NI 43-101”) reports, and management’s intent to operate the property, and may ultimately have a material impact on the estimated remaining lives of the properties.

(c)	Reclamation and remediation provision

The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience. These estimates are based on remediation activities required by environmental laws, the expected timing of cash flows, and the pre-tax risk free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption of the rate at which costs may inflate in future periods. Actual results could differ from these estimates. The estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

(d)	Review of asset carrying values and assessment of impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

(e)	Revenue from concentrate sales

Revenue from the sale of metals in concentrate is recorded at the time when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in market metals prices result in an embedded derivative in the related trade accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. During periods of high price volatility, the effect of mark-to-market price adjustments related to the concentrate shipments which remain to be settled could be significant. In addition, actual settlement prices could vary significantly from the estimated prices or forward prices applied at prior reporting dates.

23

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

(f)	Income taxes and recoverability of deferred tax assets

In assessing the probability of realizing income tax assets, the Company makes estimates related to expected future taxable income, potential tax planning opportunities, estimated timing of reversals of temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Where applicable tax laws and regulations are unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur which may materially affect the amounts of income tax assets recognized. In addition, future changes in tax laws could limit the Company’s ability to realize the benefits from deferred tax assets.

(g)	Determination of functional currencies

The determination of an entity’s functional currency is a matter of judgment based on an assessment of the specific facts and circumstances relevant to determining the primary economic environment of each individual entity within the group. The Company reconsiders the functional currencies used when there is a change in events or conditions considered in determining the primary economic environment of each entity.

5.	TRADE AND OTHER RECEIVABLES

	December 31, 2017	December 31, 2016
Trade receivables	$7,679	$5,395
Value added tax receivable	4,998	4,345
Other	2,103	438
	$14,780	$10,178

6.	INVENTORIES

(a)	Inventories – current

	December 31, 2017	December 31, 2016
Concentrate	$2,179	$2,488
Ore stockpile	715	753
Materials and supplies	2,396	2,494
Silver bullion	4	9
	$5,294	$5,744

During the year ended December 31, 2017, the amount of inventory recognized as cost of sales was $41,208 (2016 – $33,974), which includes production costs and amortization and depletion directly attributable to the inventory production process.

24

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

(b)	Inventories – non-current

Non-current inventories arise from the acquisition of Coricancha (note 8(b)) and consist of materials and supplies of $1,580 as of December 31, 2017 (December 31, 2016 – nil).

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Software	Total
Cost
Balance, January 1, 2017	$35,909	$30,157	$2,333	$2,670	$1,478	$72,547
Additions	–	4,003	127	291	150	4,571
Change in remediation provision	174	(82)	–	–	–	92
Disposals	–	(8)	–	(3)	–	(11)
Foreign exchange	–	–	–	5	–	5
Balance, December 31, 2017	$36,083	$34,070	$2,460	$2,963	$1,628	$77,204

Accumulated depreciation
Balance, January 1, 2017	$30,893	$22,445	$1,424	$2,211	$1,456	$58,429
Amortization and depletion	542	2,975	115	173	12	3,817
Disposals	–	(7)	–	(4)	–	(11)
Foreign exchange	–	–	–	3	–	3
Balance, December 31, 2017	$31,435	$25,413	$1,539	$2,383	$1,468	$62,238

Carrying value, December 31, 2017	$4,648	$8,657	$921	$580	$160	$14,966

Cost
Balance, January 1, 2016	$40,483	$29,332	$2,543	$2,860	$1,623	$76,841
Additions	305	4,208	111	124	22	4,770
Change in remediation provision	142	297	–	–	–	439
Disposals	–	–	–	(22)	–	(22)
Foreign exchange	(5,021)	(3,680)	(321)	(292)	(167)	(9,481)
Balance, December 31, 2016	$35,909	$30,157	$2,333	$2,670	$1,478	$72,547

Accumulated depreciation
Balance, January 1, 2016	$34,237	$20,895	$1,568	$2,234	$1,538	$60,472
Amortization and depletion (a)	887	4,200	55	231	78	5,451
Disposals	–	–	–	(22)	–	(22)
Foreign exchange	(4,231)	(2,650)	(199)	(232)	(160)	(7,472)
Balance, December 31, 2016	$30,893	$22,445	$1,424	$2,211	$1,456	$58,429

Carrying value, December 31, 2016	$5,016	$7,712	$909	$459	$22	$14,118

25

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

(a)	Changes in estimate

Updated mineral resource estimate for 2016

On February 22, 2016, the Company provided an update on the Mineral Resource for the GMC, following which management reviewed the remaining useful life of the GMC, effective August 31, 2015. The estimate of the useful life of the GMC was determined to be 2.3 years (an increase from the previous estimate of 1.3 years) as at October 1, 2015. As a result, the depreciation recorded during the year ended December 31, 2016 was approximately $548 less than would have been recorded prior to the change in estimate.

Updated mineral resource estimate for 2017

On February 21, 2017, the Company provided an update on the Mineral Resource for the GMC, following which management reviewed the remaining useful life of the GMC, effective August 31, 2016. The estimate of the useful life of the GMC remained unchanged from the previous estimate.

Updated mineral resource estimate for 2018

On January 25, 2018, the Company provided an update on the Mineral Resource for the GMC, following which management reviewed the remaining useful life of the GMC, effective August 31, 2017. The estimate of the useful life of the GMC was determined to be 4.3 years (an increase from the previous estimate of 1.3 years) as at October 1, 2017. As a result, the depreciation recorded during the year ended December 31, 2017 was approximately $284 less than would have been recorded prior to the change in estimate. The change in estimate is expected to reduce depreciation by approximately $850 per year in future years.

8.	EXPLORATION AND EVALUATION ASSETS

	Santa Rosa Property	El Horcon Property	Coricancha	Total
Balance, January 1, 2016	$1,130	$1,286	$1,742	$4,158
Impairment (note 8(a))	–	–	(1,679)	(1,679)
Foreign exchange	(142)	(162)	(63)	(367)
Balance, December 31, 2016	$988	$1,124	$–	$2,112
Acquisition costs (note 8(b))	–	–	13,623	13,623
Costs incurred subsequent to acquisition	–	–	31	31
Change in reclamation and remediation provision	–	–	(133)	(133)
Balance, December 31, 2017	$988	$1,124	$13,521	$15,633

(a)	Coricancha option agreement

In May 2015, the Company entered into an option agreement with wholly-owned subsidiaries of Nyrstar N.V. (“Nyrstar”) whereby the Company could acquire a 100% interest in the Nyrstar subsidiary which held the Coricancha Mine Complex. Coricancha is a gold-silver-copper-lead-zinc mine, located approximately 90 kilometres east of Lima, Peru. The mine, its processing facility, and supporting infrastructure, have been under care and maintenance since August 2013. Under the terms of the option agreement, the Company made an initial option payment of $1,500.

26

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

In May 2016, the Company terminated this option agreement and recorded an impairment charge of $1,679 against the carrying value of Coricancha. However, the Company continued its evaluation of the project and, on June 30, 2017, the Company acquired Coricancha (note 8(b)).

(b)	Acquisition of Coricancha Mine Complex

On June 30, 2017, the Company acquired 100% of the outstanding common shares (the "Acquisition") of the Nyrstar subsidiary which owned Coricancha. Under the terms of the share purchase agreement, the purchase price comprised (i) $100 payable upon closing, and (ii) earn-out consideration of up to $10,000. Under the earn-out, Nyrstar may receive 15% of the free cash flow generated by Coricancha during the five-year period after which the mine is cumulative free cash flow positive from June 30, 2017. The Company attributed a fair value of nil to the contingent consideration, as it is not considered to be reliably determinable.

Pursuant to the Acquisition, Nyrstar agreed to:

(i)	Maintain a remediation bond (in the amount of $9,737) for Coricancha until at least June 30, 2020. Should the Company make a decision to permanently close Coricancha prior to June 30, 2020, the bond will be used to pay for remediation costs and obligations. If the Company has not made a decision to permanently close Coricancha by June 30, 2020, the Company will assume the obligation to maintain the required bond, and shall release Nyrstar from these obligations;

(ii)	Pay for the cost of movement and reclamation of certain legacy tailings facilities (the “Legacy Tailings”) should the regulatory authorities require these to be moved, up to a maximum of $20,000; and,

(iii)	Satisfy on a timely basis all fines or sanctions that arise before or after closing resulting from activities or ownership of Coricancha for the period prior to June 30, 2017, up to a maximum of $4,000.

The Company recognized a reclamation and remediation provision of $23,767, including $9,502 related to the Legacy Tailings. At the Acquisition date, the Company estimated that approximately $4,757 of the cost associated with the Legacy Tailings would be incurred within twelve months and presented this amount as a current liability. At the Acquisition Date, the present value of the reclamation and remediation obligations was based on the following estimates (estimated total cash flows ‒ $34,659; expected settlement ‒ years 2017 to 2047; weighted average risk-free rate ‒ 5.36%)

At the Acquisition date, the Company recorded reimbursement rights totaling $11,168, in respect of:

•	the reclamation of the Legacy Tailings in the amount of $9,502, as Nyrstar has indemnified the Company for the cost associated with this reclamation work of up to $20,000, see (ii) above,

•	provisions recognized by Coricancha in regard to fines and sanction in the amount of $1,666, as Nyrstar has indemnified the Company for the cost associated with fees and sanctions of up to $4,000, see (iii) above.

The Acquisition was accounted for as an asset purchase, as it did not meet the definition of a business under IFRS 3 «Business Combinations».

27

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

As of the date of the Acquisition, the Company incurred consideration and recognized its interest in exploration and evaluation assets and net working capital of Coricancha as follows:

Consideration:
Cash consideration payable	$100
Professional and other fees incurred	76
Consideration	$176

Net assets purchased:
Cash	$105
Trade and other receivables	24
Other current assets	10
Inventories (note 6(b))	1,622
Reimbursement rights	11,168
Exploration and evaluation assets	13,623
Trade and other accounts payables	(2,609)
Reclamation and remediation provision – current	(4,757)
Reclamation and remediation provision – non-current	(19,010)
Net assets purchased:	$176

Under the terms of the Acquisition, the Company was required to fund an environmental bond related to the Coricancha remediation plan in the amount of $1,234. This guarantee was funded by the Company during the fourth quarter of 2017 and is presented as restricted cash on the Statement of Financial Position.

Restricted cash	December 31, 2017	December 31, 2016
Funding of a reclamation bond in respect of Coricancha	$1,234	$–

9.	REIMBURSEMENT RIGHTS

	December 31, 2017	December 31, 2016
Legacy tailings reclamation and remediation	$8,904	$–
Claims, fines and sanctions	2,130	–
	11,034	–
Less: current portion	(4,446)	–
Reimbursement rights – non-current portion	$6,588	$–

As described in note 8(b) above, pursuant to the acquisition of Coricancha, Nyrstar agreed to:

•	pay for the cost of movement and reclamation of certain legacy tailings facilities (the “Legacy Tailings”) should the regulatory authorities require these to be moved, up to a maximum of $20,000; and,

•	pay for all fines or sanctions that arise before or after closing resulting from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4,000.

28

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

10.	TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2017	December 31, 2016
Trade payables	$6,243	$3,416
Accrued liabilities	2,919	362
Taxes payable	1,025	1,629
Other payables	1,126	610
	$11,313	$6,017

Accrued liabilities includes Coricancha-related claims payable of $2,130 (December 31, 2016 ‒ $nil), which are recoverable from Nyrstar and are included in the reimbursement right asset (note 9). While the precise timing of settlement is uncertain, such amounts are presented as current liabilities because settlement could be within twelve months of the reporting date.

11.	DERIVATIVE INSTRUMENTS

A significant portion of the Company’s capital, exploration, operating and administrative expenditures are incurred in Mexican pesos (“MXN”), while revenues from the sale of concentrates are denominated in US dollars (“USD”). The fluctuation of the USD in relation to the MXN, consequently, impacts the reported financial performance of the Company. To manage the Company’s exposure to changes in the USD/MXN exchange rate, the Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates.

As at December 31, 2017, forward contracts for the purchase of MXN 110 million (December 31, 2016 – MXN 280 million), in exchange for USD at various pre-determined rates ranging from MXN 19.17/USD to MXN 19.99/USD, at various maturity dates until February 13, 2018, were outstanding. The fair value of these outstanding foreign currency forward contracts resulted in a liability of $85 at December 31, 2017 (December 31, 2016 – liability of $536).

12.	RECLAMATION AND REMEDIATION PROVISION

The Company’s reclamation and remediation provision relates to site restoration, clean-up, ongoing treatment, and monitoring at the GMC and Topia mines in Mexico, and the Coricancha project in Peru.

	December 31, 2017			December 31, 2016
	Total	Current	Non-current	Total	Current	Non-current
GMC	$2,258	$–	$2,258	$2,224	$–	$2,224
Topia	1,486	–	1,486	1,242	–	1,242
Coricancha	23,667	4,446	19,221	–	–	–
	$27,411	$4,446	$22,965	$3,466	$–	$3,466

29

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

	2017	2016
Balance, January 1	$3,466	$3,649
Coricancha acquisition (note 8(b))	23,767	–
Change in estimates	(16)	278
Accretion	791	23
Reclamation work performed	(597)	(18)
Foreign exchange	–	(466)
Reclamation and remediation provision, December 31	$27,411	$3,466

In 2017, an increase to the total change in estimate of $24 (2016 – decrease of $161) associated with the GMC was expensed to exploration, evaluation and development expenses.

The reclamation and remediation provision for the GMC and Topia operations is based on the following assumptions:

	2017	2016
Total estimated cash flows	$3,938	$3,810
Expected settlement of obligations (years)	2023 – 2047	2019 – 2047
Weighted average risk-free rate (discount rate)
GMC	2.3%	2.0%
Topia	2.5%	2.8%

A 1% change in the discount rate while holding the other assumptions constant would decrease or increase the provision by $225.

The reclamation and remediation provision for Coricancha is based on the following assumptions:

	2017	2016
Total estimated cash flows	$34,061	$–
Expected settlement of obligations (years)	2018 – 2047	–
Weighted average risk-free rate (discount rate)	4.8%	–

A 1% change in the discount rate would decrease or increase the provision by $1,342 while holding the other assumptions constant.

13.	SHARE CAPITAL

(a)	Authorized share capital

The Company has an unlimited number of common shares without par value authorized for issue. The Company has an unlimited number of Class A and Class B preferred shares without par value authorized for issue. Each class can be issuable in series. No preferred shares have ever been issued.

(b)	Financings

In April 2016, the Company entered into an At-the-Market financing agreement pursuant to which it issued 3,498,627 shares for net proceeds of $5,181.

In July 2016, the Company closed a bought deal offering for gross proceeds of $29,900, consisting of 18,687,500 units at a price of $1.60 per unit. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole warrant entitled the holder thereof to purchase one share at the exercise price of $2.25 per share for a period of 18 months after the closing of the offering. The Company recognized net proceeds of $27,903, of which $3,998 was attributed to the warrants issued as part of the unit offering.

30

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

(c)	Share options

In June 2017, upon approval by shareholders, the Company adopted an Omnibus Incentive Plan (the “Omnibus Plan”) to supplement and eventually replace the then-existing stock option plan (the "2016 Plan"). Pursuant to the Omnibus Plan, the Company may grant stock options (“Options”), restricted share units (“RSUs”), performance based restricted share units (“PSUs”), and deferred share units (“DSUs”) to eligible employees, officers, directors, or consultants. The maximum number of common shares that the Company may issue is limited to 10% of the outstanding common shares, less the number of stock options already outstanding pursuant to the 2016 Plan and the Omnibus Plan, less twice the number of common shares counted as RSU, PSU, and DSU awards. There are additional limits with respect to insiders, individual grants, annual grants, and the number of which may be awarded to non-executive directors.

Options granted under the 2016 Plan will remain outstanding and be governed by the terms of the 2016 Plan. Options granted after the adoption of the Omnibus Plan will be governed by the Omnibus Plan.

Pursuant to the Omnibus Plan, options are non-transferable. The exercise price of options shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted. Options have expiry dates of no later than 10 years after the date of grant and will cease to be exercisable three months following the termination of the participant’s employment or engagement.

Pursuant to the 2016 Plan, options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding shares. The exercise price of options is determined by the Board of Directors but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted. Options have expiry dates of no later than 5 years after the date of grant and cease to be exercisable 90 days following the termination of the participant’s employment or engagement.

	2017			2016
	Options (000’s)	Weighted average exercise price		Options (000’s)	Weighted average exercise price
Outstanding, beginning of year	9,049	C$	1.18	12,976	C$	1.10
Granted	1,101		1.63	2,038		2.18
Forfeited/Expired	(468)		1.71	(2,926)		1.77
Exercised	(1,445)		1.08	(3,039)		0.97
Outstanding, end of year	8,237	C$	1.22	9,049	C$	1.18
Exercisable, end of year	5,449	C$	1.08	3,940	C$	1.04

31

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

Range of exercise price		Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)	Weighted average exercise price
C$	0.65	2,317	2.43	1,835	C$	0.65
C$	0.71 to C$0.86	1,819	2.78	1,367		0.74
C$	1.31	1,287	1.49	1,288		1.31
C$	1.63	1,058	4.27	179		1.63
C$	2.00	13	1.05	13		2.00
C$	2.16 to C$2.19	1,743	3.64	766		2.18
		8,237	2.85	5,448	C$	1.08

During the year ended December 31, 2017, the Company recorded share-based compensation expense relating to share options of $1,413 (2016 – $1,026).

The weighted average fair value of options granted during the year ended December 31, 2017 was C$0.69 (2016 – C$0.98). The fair value of options granted was determined using the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model:

	2017	2016
Risk-free interest rate	0.79%	0.51%
Expected life (years)	2.63	2.58
Dividend rate	–	–
Annualized volatility	68%	73%
Forfeiture rate	13%	15%

The annualized volatility assumption is based on the historical and implied volatility of the Company’s common share price. The risk-free interest rate assumption is based on yield curves on government bonds with a remaining term equal to the expected life of the options.

(d)	Restricted share units ("RSUs") and deferred share units ("DSUs")

DSUs are awards to participants for office, directorship, or employment, which settle upon termination of service of the participant. Vesting conditions for DSUs are set by the Board. Upon settlement, DSUs entitle the recipient to receive common shares, a cash equivalent, or a combination thereof. The choice of settlement method is at the Company's sole discretion. Timing of settlement after vesting occurs at the discretion of the participant, and can be any time between the date of termination of service of the participant and December 15th of the following calendar year. The DSUs granted to date have vested immediately.

RSUs are awards for service which upon vesting and settlement entitle the recipient to receive common shares, a cash equivalent, or a combination thereof. Vesting conditions for RSUs are set by the Board but cannot exceed three years. The choice of settlement method is at the Company's sole discretion. The RSUs granted to date vest in several tranches over three years. An estimated forfeiture rate of 15% was used in the determination of fair value for the purposes of computing share based compensation expense in the financial statements.

PSUs are a subset of RSUs, but PSUs have one or more performance conditions. PSUs may only be settled through the issuance of common shares. No PSUs have been granted to date.

32

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

The fair values of the DSUs and RSUs granted to employees and directors have been estimated by reference to the fair value on the grant date of the equity instruments granted. The Company has no history of paying dividends, and consequently, no amounts in respect of dividends were included in the estimates of fair value of the equity instruments granted.

The following table summarizes information about the DSUs outstanding at December 31, 2017 and 2016:

	2017			2016
	Number of units	Weighted average grant date fair value (C$/unit)		Number of units	Weighted average grant date fair value (C$/unit)
Balance at January 1	–	C$	–	–	C$	–
Granted	89,200		1.59	–		–
Outstanding at December 31	89,200	C$	1.59	–	C$	–

The following table summarizes information about the RSUs outstanding at December 31, 2017 and 2016:

	2017			2016
	Number of units	Weighted average grant date fair value (C$/unit)		Number of units	Weighted average grant date fair value (C$/unit)
Balance at January 1	–	C$	–	–	C$	–
Granted	483,000		1.61	–		–
Cancelled	(6,400)		1.65
Outstanding at December 31	476,600	C$	1.61	–	C$	–

During the year ended December 31, 2017, the Company recorded share-based compensation expense relating to RSUs and DSUs of $289 (2016 – $nil).

(e)	Share purchase warrants

As part of the Company’s July 2016 financing (note 13(b)), the Company issued 9,343,750 share purchase warrants, all of which were outstanding as at December 31, 2017 (December 31, 2016 – 9,343,750). Each warrant entitled the holder thereof to purchase one common share at a price of $2.25 per share until January 12, 2018. The fair value per share purchase warrant was determined to be $0.43, using the following weighted average assumptions at the time of the issuance using the Black Scholes option pricing model:

Share price at measurement date	C$	1.47
Risk-free interest rate		0.69%
Expected life (years)		1.5
Annualized volatility		88%

All share purchase warrants expired unexercised subsequent to the reporting period.

33

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

14.	EARNINGS PER SHARE

	2017	2016
Income (loss) attributable to equity owners	$1,290	$(4,118)
Weighted average number of shares (000's)	167,966	154,217
Earnings (loss) per share ‒ basic	$0.01	$(0.03)

	2017	2016
Adjusted income (loss) attributable to equity owners	$1,290	$(4,118)

Weighted average number of shares (000's)	167,966	154,217
Incremental shares from options	3,066	–
Incremental shares from warrants	–	–
Incremental shares from RSUs and DSUs	275	–
Weighted average diluted number of shares (000's)	171,307	154,217

Earnings (loss) per share ‒ diluted	$0.01	$(0.03)

Anti-dilutive share purchase options and warrants have not been included in the diluted earnings per share calculation.

15.	INCOME TAXES

(a)	Income tax expense

	2017	2016
Current expense:
Income tax	$135	$30
Special mining duty	1,041	1,493
Withholding tax	427	395
	1,603	1,918

Deferred tax expense (recovery):
Income tax	28	167
Special mining duty	(270)	(618)
Withholding taxes	105	42
	(137)	(409)

Income tax expense	$1,466	$1,509

34

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense shown in these financial statements is as follows:

	2017	2016
Net income (loss) before tax	$2,756	$(2,609)
Canadian statutory income tax rate	26%	26%
Anticipated income tax at statutory rate	$717	$(678)
Permanent differences	340	2,313
Differences between Canadian and foreign tax rates	143	246
Change in estimate	802	112
Effect of changes in statutory tax rates	(228)	46
Inflation adjustment	(537)	–
Impact of foreign exchange on local currencies	316	–
Change in deferred tax assets not recognized	(955)	(1,842)
Mining taxes and duties	778	875
Withholding taxes	532	437
Utilization of foreign tax credits	(138)	–
Other items	(304)	–
Income tax expense	$1,466	$1,509
Effective tax rate	53%	(58)%

(b)	Deferred income tax assets and liabilities

The significant components of deferred tax assets and liabilities are:

	December 31, 2017	December 31, 2016
Deferred income tax assets	$70	$98
Deferred income tax liabilities	(1,677)	(1,609)
Deferred special mining duty liabilities	(253)	(525)
	$(1,860)	$(2,036)

The following temporary differences and tax losses give rise to deferred income tax assets and liabilities:

	December 31, 2017	December 31, 2016
Tax losses carried forward	$2,164	$2,146
Provision for reclamation and remediation	281	277
Trade and other receivables	–	(2,019)
Withholding tax liability	(1,677)	(1,609)
Property, plant and equipment	(2,576)	(1,072)
Mineral property interests	(309)	–
Prepaid expenses	(18)	–
Other deductible temporary differences	275	241
Net deferred income tax liabilities	$(1,860)	$(2,036)

35

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

Losses expire as follows:

		2017		2016
Type of losses	Country	Expiry dates	Amount	Expiry dates	Amount
Non-capital losses	Canada	2026 to 2037	$4,834	2026 to 2036	$12,706
	Mexico	2018 to 2026	$10,225	2018 to 2026	$27,589
	Peru	indefinite	$65,031	indefinite	$221
Capital losses	Canada	indefinite	$1,196	indefinite	$996

Unrecognized deferred tax assets:

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the deferred tax assets will be realized. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax assets are recognized consist of the following amounts:

	December 31, 2017	December 31, 2016
Tax losses carried forward	$15,643	$38,367
Property, plant and equipment	4,908	1,116
Other deductible temporary differences	16,371	11,547
Unrecognized temporary differences	$36,922	$51,030

16.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value

Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of quotational period. We mark these to market at each reporting date based on a quoted forward price. The Company’s trade receivables are valued using quoted market prices on the London Metal Exchange (“LME”).

Derivative instruments	The Company's derivative assets and derivative liabilities are comprised primarily of forward exchange contracts. The fair value of the Company's forward exchange contracts are determined using forward exchange rates at each reporting date.

36

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

During the years ended December 31, 2017, and 2016, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

The Company’s financial instruments include cash and cash equivalents, short-term deposits, marketable securities, trade and other receivables, trade and other payables and derivative instruments. The carrying values of cash and cash equivalents, short-term deposits, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts.

The following table summarizes the Company’s financial instruments as at December 31, 2017:

	Available- for-sale	Loans and receivables	Fair value through P&L	Amortized cost	Total	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$–	$36,797	$–	$–	$36,797	n/a
Short-term deposits	–	20,091	–	–	20,091	n/a
Marketable securities	2	–	–	–	2	Level 1
Trade accounts receivable	–	7,679	–	–	7,679	Level 2
Other receivables	–	2,103	–	–	2,103	n/a

Financial Liabilities
Trade and other payables	$–	$7,369	$–	$–	$7,369	n/a
Derivative instruments	–	85	–	–	85	Level 2

17.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

•	ensure there are adequate capital resources to support the Company’s ability to continue as a going concern;

•	maintain adequate levels of cash to support the acquisition, exploration and development of mineral properties, exploration and evaluation assets, and the operation of producing mines;

•	maintain investor, creditor and market confidence to sustain future development of the business; and

•	provide returns to shareholders and benefits for other stakeholders.

37

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and debt, net of cash and cash equivalents and short-term deposits. The Topia Mine and the GMC mines are in production, but exploration and development activities are also performed at these and other exploration properties in order to identify further resources. Additionally, the Company is undertaking exploration and development activities at Coricancha, which has been on care and maintenance since August 2013, in order to bring the property into commercial production. The Company plans to use existing cash, as well as funds from future sales of concentrates to fund operations, development and exploration activities.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. The Company will continue to focus on internally generated cash flow to minimize its reliance on equity and debt financing. However, the Company may also raise cash through the offering of its share capital, in order to meet longer term objectives.

The Company’s capital structure is dependent on expected business growth and changes in the business environment. As at December 31, 2017, the Company was not subject to externally imposed capital requirements.

18.	UNDRAWN CREDIT FACILITIES

The Company has a $10,000 credit facility from Auramet International LLC (“Auramet”). The facility expires on June 30, 2018 and bears interest at a rate of LIBOR plus 5%. The facility allows the Company to draw down amounts equal to the amounts receivable from a specific customer with whom Auramet has established a commercial relationship. Repayment of any amounts drawn will be due at the same time that the customer repays the relevant amounts receivable. In addition, Auramet has also provided the Company with a $500 margin credit facility, should the Company wish to enter into any derivative instruments associated with commodities marketed to parties other than Auramet. During the year ended December 31, 2017, the Company did not draw any amounts from these facilities.

Subsequent to the reporting period, the contract with the specific customer with whom Auramet has the established commercial relationship expired. Consequently, the credit facility was no longer available.

19.	FINANCIAL RISK MANAGEMENT

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

The Company is exposed to certain financial risks, including credit risk, liquidity risk, and market risks such as currency risk, interest rate risk, and commodity price risk.

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's exposures to credit risk arise from our cash and short-term investments, and trade accounts receivable. Lesser exposures arise from our holdings of marketable securities, and from other receivables.

The risk is assessed by performing an aging analysis of our trade receivables, and through the review of credit ratings of the counterparties with which we do business.

We manage such credit risks by diversifying our bank deposits, and placing our funds only in large Canadian and Mexican financial institutions. Our investments are subject to internal investment guidelines and they mature at various dates but rarely in excess of one year.

All of our concentrate sales are to large international metals trading companies which have done business in Mexico for many years. The Company typically receives provisional payments, within days after delivery, of up to 90% of the value of each shipment. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

38

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

The aging of trade receivables from concentrate sales is as follows:

	December 31, 2017	December 31, 2016
0 to 30 days	$4,154	$2,223
31 to 60 days	801	1,403
61 to 90 days	2,170	821
over 90 days	554	948
	$7,679	$5,395

There has been no notable change in the Company's approach to credit risk management since the prior year.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's exposure to liquidity risk arises from its trade and other payables. We constantly prepare rolling cash flows to identify and assess such liquidity risks.

We manage our liquidity risk by preparing annual budgets for approval by the Board and preparing cash flow and liquidity forecasts on a quarterly basis. The Company also maintains a $10,000 credit facility which can be used to effectively reduce the credit period of trade receivables (note 18).

There has been no notable change in the Company's approach to liquidity risk management since the prior year.

(c)	Currency risk

Currency risk is the risk that foreign exchange rates will fluctuate significantly from expectations. The Company's exposure to currency risk arises from its operations in Canada, Mexico and Peru, where payments to vendors and employees are often in local currency, yet substantially all of the Company's revenues are realized in US dollars. Further, the Company holds a portion of its cash in currencies other the US dollar.

To manage this risk, the Company holds as small of an amount as practical in foreign currencies. To mitigate the Company’s exposure to changes in the Mexican peso, the Company may and has entered into forward currency contracts as it deems prudent. There are limits on the extent of such contracts, in excess of which Board approval is required.

There has been no notable change in the Company's approach to foreign currency risk management since the prior year.

For financial instruments denominated in foreign currencies as at December 31, 2017, a 10% change in the prevailing exchange rates as at December 31, 2017, with all other variables held constant, would have the following impact on the Company’s earnings:

Change in net income arising from:	Canadian dollars	Mexican pesos	Peruvian soles
10% appreciation of the USD against the currency	$(120)	$721	$73
10% depreciation of the USD against the currency	$62	$(794)	$(73)

The closing exchange rates for December 31, 2017 of MXN/USD of 19.735 (2016: 20.664), PEN/USD of 3.244 and CAD/USD of 1.259 (2016: 1.345) were used in the above analysis.

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GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

(d)	Interest rate risk

Interest rate risk is the possibility that change in market interest rates will affect future cash flows. The Company is exposed to interest rate risk on its short-term deposits and cash and cash equivalents. The Company’s approach is to invest cash in savings accounts and guaranteed investment certificates at fixed and floating rates of interest over varying maturities. We manage this risk by monitoring changes in interest rates and by maintaining a relatively short duration for the Company's portfolio of cash equivalent securities. Many of these instruments can be immediately redeemed and those of a fixed term do not exceed one year.

There has been no notable change in the Company's approach to interest rate risk management since the prior year.

For interest-bearing financial instruments as at December 31, 2017, an increase or decrease in interest rate of 1% applied would increase or decrease net income and comprehensive income by $88.

(e)	Commodity price risk

The Company is subject to risk from fluctuations in the market prices of silver, gold, lead and zinc. Such fluctuations directly affect the Company's reported revenues.

The profitability of the Company’s operations is highly correlated to the market prices of these metals, as is the ability of the Company to develop its mineral properties and exploration and evaluation assets. The value of trade receivables at the reporting date also depends on changes in metal prices until finalization of sales prices per the contractual quotational period.

If metal prices decline for a prolonged period below the cost of production of the Company's mines, it may not be economically feasible to continue production.

The Company has a stated policy that it will not engage in long-term hedging of silver prices.

There has been no notable change in the Company's approach to commodity price risk management since the prior year.

For provisionally priced trade receivables, a 10% change in the prevailing commodity prices as at December 31, 2017, with all other variables held constant, would have the following impact on the Company’s earnings:

	10% change in silver	10% change in gold	10% change in lead	10% change in zinc
Change in net income	$1,181	$1,121	$105	$107

20.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

As of December 31, 2017, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1,645	$537	$551	$537	$20
Drilling services	36	36	–	–	–
Equipment purchases	306	306	–	–	–
Total commitments	$1,987	$879	$551	$537	$20

40

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

(b)	Contingencies

GMC

In a February 2016 meeting, the Mexican national water authority, CONAGUA, required that the Company make formal applications for permits associated with the occupation and construction of the TSF at the GMC. Following the meeting, the Company filed its applications and CONAGUA carried out an inspection of the TSF and requested further technical information which the Company submitted. In December 2017, the Company also filed with the Mexican environmental permitting authority, SEMARNAT, an amendment to the environmental impact statement reflecting the proposed normal TSF construction activities. This is under review by the regulator, and once approved, will satisfy a requirement by CONAGUA for the processing of its permits. The Company believes its current tailings footprint can be maintained and can support operations at the GMC until at least 2020. The Company also believes, based on its meetings and other communication with CONAGUA, that it will be able to obtain all the above noted permits as required, with no suspension of the GMC operations. While the Company is confident that it will obtain the tailings permits, the Company cannot provide complete assurance that it will complete the review process with CONAGUA without any actions that may suspend its operations. The Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the tailings facility and could adversely affect the Company’s ability to continue operating at the GMC. In either case, the Company’s results of operations could be adversely affected.

Since the February 2016 meeting with CONAGUA, the Company has also discovered through its own undertakings that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC TSF and at San Ignacio. The Company is assessing technical options and whether it requires an additional water use permit. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations, but the Company cannot provide complete assurance that there is no risk in this regard.

Topia

During the year ended December 31, 2017, the Company completed an outstanding condition required by the Mexican Environmental Authority ("SEMARNAT") for the Change in Use of Soils permit associated with the Topia Phase II tailings storage facility ("TSF"). During the third quarter of 2017 the Company announced that it had resubmitted its application for this permit. The Company met the required standards and on December 22, 2017, received the permit to construct the TSF from SEMARNAT with no further restrictions.

Coricancha

Coricancha has been on care and maintenance since August 2013, having been operated by a number of previous companies before that date. It is subject to oversight by the Organismo de Evaluación y Fiscalización Ambiental ("OEFA"), the Peruvian public agency responsible for environmental assessment and inspection, and by the Organismo Supervisor de la Inversión en Energía y Minería ("OSINERGMIN"), which is the Peruvian regulatory body with oversight responsibility over energy and mining companies.

Nyrstar has agreed to reimburse the Company for all fines or sanctions that resulted from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4,000 (note 8(b)). Accordingly, a reimbursement right in the amount of $2,130 has been recorded (note 9):

41

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

•	The Company has accrued $1,380 for fines and sanctions which may be levied by OSINERGMIN. In addition, there are open administrative and judicial proceedings by OSINERGMIN, the outcomes of which are not yet readily determinable.

•	The Company has accrued $127 for fines and sanctions to be levied by OEFA. In addition, there are open administrative and judicial proceedings by OEFA, the outcomes of which are not yet readily determinable.

•	The Company has accrued $623 for certain civil lawsuits filed by individuals and former suppliers.

Great Panther Coricancha SA holds an annual water license with the Autoridad Nacional de Agua (“ANA”), the Peruvian public agency responsible for regulating and managing the nation's water resources, for the use of water. The annual license fee is fixed and calculated based on a required level of water volume usage. However, as Coricancha has been on care and maintenance, its water usage has been significantly lower than the required volume level. The current legislation (Resolucion Jefatural No. 199-2017-ANA) only requires the annual license fee be calculated based on actual usage volume. However, the ANA is requesting payment based on the total volume of the license. The Company disagrees with ANA’s position and has filed claims regarding this. However, in the event that the ANA successfully counters the Company's legal claims, the Company will be liable for the current outstanding balance owing, which is estimated to be $800.

21.	RELATED PARTY TRANSACTIONS

The Company's related parties include:

Related party	Nature of the relationship

Key management personnel	Officers and directors of the Company

Platoro Resource Corp. (“Platoro”)

Platoro is a private company controlled by a director of the Company. Platoro provided geological and investor relations services to the Company.

These transactions occurred in the normal course of business, and were conducted on terms substantially similar to arm’s length transactions.

(a)	Services

The Company entered into the following related party transactions:

	2017	2016
Consulting services provided by Platoro	$11	$–

42

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

(b)	Key management compensation

	2017	2016
Salaries and benefits	$2,514	$1,883
Directors’ fees	320	249
Share-based compensation	889	722
	$3,723	$2,854

Upon a change of control of the Company, amounts totalling $2,034 (December 31, 2016 ‒ $1,758) will become payable to certain officers and management of the Company.

(c)	Balances outstanding at the Reporting Date:

	December 31, 2017	December 31, 2016
Payable to Platoro	$11	$–

These amounts owing were included in trade payables.

22.	SUPPLEMENTAL CASH FLOW INFORMATION

Other non-cash items are comprised of the following:

	2017	2016
Accretion	$791	$23
Change in reclamation and remediation provision	24	(161)
Interest income	(808)	(225)
Interest expense	171	57
Gain on disposal of fixed assets	(217)	–
	$(39)	$(306)

The non-cash investing and financing activities of the Company include the following:

	2017	2016
Change in reclamation and remediation provision asset	$40	$439
Change in trade payables related to mineral properties, plant and equipment	96	(53)
	$136	$386

43

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

23.	OPERATING SEGMENTS

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico, plus one segment associated with Coricancha, one exploration segment and one Corporate segment. Due to diversities in geography and production processes, the Company operates the GMC and the Topia Mine separately, with separate budgeting and evaluation of results of operations and exploration activities. The Coricancha segment contains the net assets associated with Coricancha (note 8(b)) and the cost of its exploration, evaluation and development activities are separately budgeted and reported. The Corporate segment provides financial, human resources and technical support to the two mining operations. The GMC operations produce silver and gold in concentrate, and the Topia operations produce silver, gold, lead and zinc in concentrate, for refining off site. The exploration segment includes the Company’s exploration and evaluation assets at Santa Rosa, El Horcon, Plomo and Argosy.

	Operations
	GMC	Topia	Coricancha	Exploration	Corporate	Total
2017
External mineral sales	$49,366	$14,380	$–	$–	$–	$63,746
Income (loss) before income taxes	10,865	1,843	(2,260)	(1,491)	(6,201)	2,756
Income tax expense	868	66	–	–	532	1,466
Net income (loss)	9,997	1,777	(2,260)	(1,491)	(6,733)	1,290
Additions to non-current assets	2,122	2,307	15,194	–	–	19,623

As at December 31, 2017
Total assets	$13,887	$14,102	$30,050	$2,568	$61,273	$121,880
Total liabilities	$5,867	$2,260	$27,189	$54	$5,369	$40,739

2016
External mineral sales	$49,831	$12,050	$–	$–	$–	$61,881
Income (loss) before income taxes	17,923	1,084	–	(3,162)	(18,454)	(2,609)
Income tax expense	979	63	–	–	467	1,509
Net income (loss) for the year	16,944	1,021	–	(3,162)	(18,921)	(4,118)
Additions to non-current assets	2,773	1,975	–	–	–	4,748

As at December 31, 2016
Total assets	$13,889	$11,767	$–	$2,328	$61,457	$89,441
Total liabilities	$5,321	$1,856	$–	$75	$4,901	$12,153

44

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

For the years ended December 31, 2017 and 2016, the Company’s revenue comprised the following:

	2017	2016
Silver	$33,145	$34,475
Gold	28,186	27,270
Lead	2,741	1,808
Zinc	3,853	2,318
Ore processing revenue	–	410
Smelter and refining charges	(4,179)	(5,278)
Impact of change in functional currency	–	878
	$63,746	$61,881

For the years ended December 31, 2017 and 2016, the Company had three customers (2016 - three customers) that accounted for the majority total revenues as follows:

Customer	Segment	2017	2016
Customer A	GMC	$24,433	$29,979
Customer B	GMC	24,805	19,633
Customer C	Topia	14,508	11,859
Other customers		–	410
		$63,746	$61,881

The trade accounts receivable balance of $7,679 at December 31, 2017 (December 31, 2016 – $5,395) relates to the three customers.

24.	EVENTS AFTER THE REPORTING PERIOD

Subsequent to the reporting period, in February 2018, the Company settled 30,616 RSUs through the issuance of common shares. The market value of the issued shares was determined to be $1.57 per share, which was the closing price on the Toronto Stock Exchange on February 1, 2018, the day prior to the settlement date. There were 445,984 RSUs outstanding after this settlement.

45